Exhibit 99.B(d)(2)(v)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

ING STRATEGIC ALLOCATION PORTFOLIOS, INC.

Series	Annual Sub-Advisory Fee
ING Strategic Allocation Conservative Portfolio	Direct Investments
ING Strategic Allocation Growth Portfolio	0.27% of ADNA
ING Strategic Allocation Moderate Portfolio
Underlying Funds
0.02% of ADNA